FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               For April 26, 2002


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  X                        Form 40-F
                          ---                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                 No  X
                    ---                                ---


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                                    Regus plc

                                INDEX TO EXHIBITS

Item
-----
1. Press Release entitled, "Regus Chairman Announces Intention to Retire," dated April 26, 2002.


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                                                  SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Regus plc



Date: April 26, 2002                      By: /s/ Stephen Stamp
                                             -------------------------------
                                          Name:  Stephen Stamp
                                          Title: Group Finance Director


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                                                                          Item 1


REGUS CHAIRMAN ANNOUNCES INTENTION TO RETIRE

Announcement dated Friday 26 April 2002, 1000 hrs GMT

At today's Annual General Meeting, Dr George Gray, Non-Executive Chairman of Regus plc, announced his intention to retire in two months time in June 2002.

Dr Gray, 64, has been on the Regus board since 1999 and Non-Executive Chairman since 2000. A former Chairman of business services firm Serco Group plc, Dr Gray has been reducing his various business commitments for some time.

Regus CEO Mark Dixon said: "George Gray has made a major contribution to our business. He helped take the company to flotation and his advice and support have been invaluable. He'll be greatly missed. We all wish him well."

Dr Gray commented: "It's been a pleasure working with Regus. Regus' concept of the outsourced office offers corporations the opportunity to manage property costs in a new and aggressive way. As more and more businesses outsource their office requirements, I am confident Regus will go from strength to strength."

Dr Gray will be succeeded by Mr John Matthews, 57, a Non-Executive Director of Regus, and current Chairman of Crest Nicholson plc, the listed UK home building and property development company.

Notes for Editors

John Matthews, aged 57, has been on the board of Regus plc since 1995. He is currently Chairman of the company's audit and remuneration committees and a member of the nomination committee.

John has also been Chairman of Crest Nicholson plc, the listed UK home building and property development company, since 1995.

Prior to this, John Matthews held a number of senior executive roles in investment banking and in the international aggregates, building and construction industries.

He qualified as a Chartered Accountant in 1967 prior to joining N M Rothschild in London. From 1971 to 1988, he was with County NatWest Ltd, the investment banking division of National Westminster Bank plc, where he became a managing director specialising in international corporate finance.

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From 1999 to 2001, he was Deputy Chairman and Deputy Chief Executive of Beazer
plc, a company listed on the UK and US stock exchanges and involved in the United States, primarily in building materials, aggregates and cement. He was Chief Executive of Indosuez Capital Ltd, the UK investment banking subsidiary of Banque Indosuez, until 1994.

John Matthews currently holds directorships in three UK listed companies other than Regus (Rotork, SDL, Nationwide Accident Repairs) and sits on the board of several private organisations.


For further information, contact:

Stephen Jolly, Group Communications Adviser          +44 1932 895138


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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.